United States securities and exchange commission logo





                              March 17, 2023

       Oran Holtzman
       Chief Executive Officer
       ODDITY Tech Ltd.
       8 Haharash Street
       Tel Aviv-Jaffa, 6761304, Israel

                                                        Re: ODDITY Tech Ltd.
                                                            Amendment No. 5 to
Draft Registration Statement on Form F-1
                                                            Submitted February
23, 2023
                                                            CIK No. 0001907085

       Dear Oran Holtzman:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 5 to Draft Registration Statement on Form F-1

       Prospectus Summary
       Who We Are, page 1

   1. We note your claim here and elsewhere that you are transforming the global beauty and wellness market as well
as your statement that your brands and services "innovate and disrupt" this market.
Please revise to provide the bases for these statements and to explain how your brands are
transforming, and have innovated and disrupted, the global beauty and wellness market. In
that regard, we note your statement elsewhere that IL MAKIAGE comprises less than 2%
of the total beauty market in the United States. To the extent these claims are
aspirational, please so state.
 Oran Holtzman
FirstName  LastNameOran Holtzman
ODDITY Tech    Ltd.
Comapany
March      NameODDITY Tech Ltd.
       17, 2023
March2 17, 2023 Page 2
Page
FirstName LastName
2. We note your statement that you believe SpoiledChild is one of the most successful direct-
         to-consumer brand launches to date based on its rapid revenue scaling in its first 12 months. Please revise the Prospectus Summary, where appropriate, to disclose
         SpoiledChild's revenues.
Key Operating Measure, page 86

3. We have considered your response to comment 3 and it appears your metric Order billings, as currently presented, is not appropriate.
4. Please tell us why each of the following are not considered to be key operating measures or metrics:
             net revenue repeat purchase rate,
             average order value,
             net revenue from unpaid sources and paid sources, and number of active customers.

         To the extent that an existing regulatory disclosure framework does not exist for the above measures, such as the guidance relating to Non-GAAP, please include the following additional disclosures for all key operating measures or metrics disclosed in the filing:
             a clear definition of the metric and how it is calculated, the reasons why the metric is useful to investors, how management uses the metric, and whether there are estimates or assumptions underlying the metric or its calculation,
             and if so, whether disclosure of these estimates or assumptions is necessary.
Non-GAAP Financial Measures, page 87

5. Please revise to present your discussion of Non-GAAP Financial Measures, which begins on page 86, to follow your discussion of Results of Operations, which begins on page 89.
Business
Loyal Customer Behavior, page 112

6. We note your disclosure on page 112 stating that your "technology-powered, data-centric model" has the "additional benefit of increasing [y]our hit rate of success and derisking downside potential of every dollar of capital [you] deploy." Please revise your disclosure to quantify how your model has allowed you to achieve these objectives. To the extent this statement is based on management's belief, please so state. Oddity Tech Ltd. and its Subsidiaries
Consolidated Financial Statements
Note 16- Subsequent Events, page F-28

7. We are continuing to evaluate your response to prior comment 4 relating to the digital securities.
 Oran Holtzman
ODDITY Tech Ltd.
March 17, 2023
Page 3

       You may contact Sasha Parikh at 202-551-3627 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Josh Gorsky at 202-551-7836 or Alan Campbell at 202-551-4224 with any other questions.



                                                         Sincerely,

FirstName LastNameOran Holtzman                          Division of
Corporation Finance
                                                         Office of Industrial
Applications and
Comapany NameODDITY Tech Ltd.
                                                         Services
March 17, 2023 Page 3
cc:       Alison Haggerty
FirstName LastName